Exhibit 12d

Idaho Power Company
Consolidated Financial Information
Ratio of Earnings to Fixed Charges

Twelve

	Twelve Months Ended

Months

	December 31,					Ended
	(Thousands of Dollars)					September 30,

	1998	1999	2000	2001	2002	2003

Earnings, as defined:
Income from continuing operations
before income taxes	$133,021	$119,872	$128,139	$48,250	$86,326	$83,078
Adjust for distributed income of equity
investees	(4,697)	(837)	(3,116)	(1,620)	(2,544)	(17,463)
Equity in loss of equity method
investments	476	-	-	-	-	-
Minority interest in losses of majority
owned subsidiaries	(125)	-	-	-	-	-
Fixed charges, as below	61,394	62,969	58,833	64,964	61,403	61,190
Total earnings, as defined	$190,069	$182,004	$183,856	111,594	$145,185	$126,805

Fixed charges, as defined:
Interest charges	$60,593	$62,014	$57,797	$64,002	$60,317	$60,269
Rental interest factor	801	955	1,036	962	1,086	921
Total fixed charges, as defined	$61,394	62,969	$58,833	64,964	$61,403	$61,190

Ratio of earnings to fixed charges	3.10x	2.89x	3.13x	1.72x	2.36x	2.07x